UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Tesoro Corporation
(Name of Issuer)

Common Stock, $.16 2/3 Par Value Per Share
(Title of Class of Securities)


881609101
(CUSIP Number)


December 31, 2014
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

	?	[   ]	Rule 13d-1(b)
		[X]	Rule 13d-1(c)
    	[   ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 881609101

1.  Names of Reporting Persons.

Hound Partners, LLC

2.  Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization

Delaware

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
5.  Sole Voting Power

0

6.  Shared Voting Power

3,055,657

7.  Sole Dispositive Power

0

8.  Shared Dispositive Power

3,055,657
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,055,657
10.  Check if the Aggregate Amount in Row (9)
Excludes Certain Shares       [   ]
11.  Percent of Class Represented by Amount in Row (9)

2.42%
12.  Type of Reporting Person

IA



CUSIP No. 881609101

1.  Names of Reporting Persons.

Hound Performance, LLC

2.  Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization

Delaware

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
5.  Sole Voting Power

0

6.  Shared Voting Power

2,954,692

7.  Sole Dispositive Power

0

8.  Shared Dispositive Power

2,954,692
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,954,692
10.  Check if the Aggregate Amount in Row (9)
Excludes Certain Shares       [   ]
11.  Percent of Class Represented by Amount in Row (9)

2.34%
12.  Type of Reporting Person


OO



CUSIP No. 881609101

1.  Names of Reporting Persons.

Jonathan Auerbach

2.  Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization

United States

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
5.  Sole Voting Power

0

6.  Shared Voting Power

3,055,657

7.  Sole Dispositive Power

0

8.  Shared Dispositive Power

3,055,657
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,055,657
10.  Check if the Aggregate Amount in Row (9)
Excludes Certain Shares       [   ]
11.  Percent of Class Represented by Amount in Row (9)

2.42%
12.  Type of Reporting Person


IN



CUSIP No. 881609101

1.  Names of Reporting Persons.

Hound Partners Offshore Fund, LP

2.  Check the Appropriate Box if a Member of a Group
(a) [   ]
(b) [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization

Cayman Islands

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
5.  Sole Voting Power

0

6.  Shared Voting Power

1,550,878

7.  Sole Dispositive Power

0

8.  Shared Dispositive Power

1,550,878
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,550,878
10.  Check if the Aggregate Amount in Row (9)
Excludes Certain Shares       [   ]
11.  Percent of Class Represented by Amount in Row (9)

1.23%
12.  Type of Reporting Person


PN


CUSIP No. 881609101

ITEM 1.
(a) Name of Issuer:

Tesoro Corporation

       (b) Address of Issuer's Principal Executive Offices:

       19100 Ridgewood Pkwy
       San Antonio, Texas 78259-1828

ITEM 2.
       (a) - (c)

       Hound Partners, LLC
       101 Park Avenue, 48th Floor
       New York, NY 10178

       Hound Performance, LLC
       101 Park Avenue, 48th Floor
       New York, NY 10178

       Jonathan Auerbach
       101 Park Avenue, 48th Floor
       New York, NY 10178

       Hound Partners Offshore Fund, LP
       c/o Elian Fiduciary Services (Cayman) Limited
       89 Nexus Way
       Camana Bay
       Grand Cayman KY1-9007
Cayman Islands

       (d) Title of Class of Securities:

       Common Stock, $.16 2/3 par value per share

       (e) CUSIP Number:

       881609101

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER
THE PERSON FILING IS A:


(a)
[_]
Broker or dealer registered under Section 15 of the Act  (15 U.S.C. 78o).

(b)
[_]
Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[_]
Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[_]
Investment company registered under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[  ]
An investment adviser in accordance with  ss.240.13d-1(b)(1)(ii)(E);

(f)
[_]
An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)
[  ]
A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)
[_]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[_]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
 Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[_]
Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Hound Partners, LLC
3,055,657 shares
Hound Performance, LLC
2,954,692 shares
Jonathan Auerbach
3,055,657 shares
Hound Partners Offshore Fund, LP
1,550,878 shares

       (b) Percent of class:

Hound Partners, LLC
2.42%
Hound Performance, LLC
2.34%
Jonathan Auerbach
2.42%
Hound Partners Offshore Fund, LP
1.23%

       (c) Number of shares as to which such person has:

       	(i)  Sole power to vote or to direct the vote

Hound Partners, LLC
0
Hound Performance, LLC
0
Jonathan Auerbach
0
Hound Partners Offshore Fund, LP
0

       	(ii) Shared power to vote or to direct the vote

Hound Partners, LLC
3,055,657 shares
3,970,073 shares
Hound Performance, LLC
2,954,692 shares
3,832,876 shares
Jonathan Auerbach
3,055,657 shares
3,970,073 shares
Hound Partners Offshore Fund, LP
1,550,878 shares
2,112,768 shares

       	(iii) Sole power to dispose or to direct the disposition of

Hound Partners, LLC
0
Hound Performance, LLC
0
Jonathan Auerbach
0
Hound Partners Offshore Fund, LP
0

       	(iv) Shared power to dispose or to direct the disposition of

Hound Partners, LLC
3,055,657 shares
3,970,073 shares
1,000,000 shares
Hound Performance, LLC
2,954,692 shares
3,832,876 shares
908,509 shares
Jonathan Auerbach
3,055,657 shares
3,970,073 shares
1,000,000 shares
Hound Partners Offshore Fund, LP
1,550,878 shares
2,112,768 shares
908,509 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

All of the securities reported in this Schedule 13G are owned by advisory clients of Hound Partners, LLC, which has ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock.
Hound Partners Offshore Fund, LP is an advisory client of Hound Partners, LLC and has also ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company
 Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Hound Partners, LLC. Neither Hound Partners, LLC,
Hound Partners Offshore Fund, LP nor any other advisory client owns more than five percent of the Issuer's Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10. CERTIFICATIONS.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)


HOUND PARTNERS, LLC (1)

By: /s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

HOUND PERFORMANCE, LLC (1)
By: /s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member

/s/ Jonathan Auerbach (1)
JONATHAN AUERBACH

HOUND PARTNERS OFFSHORE FUND, LP (1)
By: Hound Performance, LLC, its general partner

By: /s/ Jonathan Auerbach
Jonathan Auerbach, Managing Member


(1) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.



















EXHIBIT A

AGREEMENT



The undersigned agree that this Schedule 13G Amendment number 1 dated February 17, 2015 relating to the Common Stock,
 $.16 2/3 par value per share of Tesoro Corporation shall be filed on behalf of the undersigned.



HOUND PARTNERS, LLC



By:
/s/ Jonathan Auerbach


Jonathan Auerbach, Managing Member



HOUND PERFORMANCE, LLC



By:
/s/ Jonathan Auerbach


Jonathan Auerbach, Managing Member



/s/ Jonathan Auerbach

JONATHAN AUERBACH



HOUND PARTNERS OFFSHORE FUND, LP



By:  Hound Performance, LLC, its general partner



By:
/s/ Jonathan Auerbach


Jonathan Auerbach, Managing Member




























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